Correspondence

November 5, 2014

VIA EDGAR

Laura Nicholson, Esq.
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington D.C.  20549

dbabiarz@duffordbrown.com
RE:	PetroShare Corp.
Registration Statement on Form S-1
SEC File No. 333-198881
Filed September 22, 2014

Dear Ms. Nicholson:

Our client, PetroShare Corp. (the “Company”), has filed today Amendment No. 1 to its registration statement on Form S-1, File No. 333-198881 (“Amendment”). Among other changes, the Amendment (i) includes additional shares of common stock to be offered and sold by the Company, (ii) reduces the number of shares proposed to be offered and sold by the selling shareholders, (iii) includes additional exhibits that were omitted from the original filing and (iv) updates recent developments in the Company’ business. The Amendment also contains changes to the prospectus responsive to the comments of the staff relating to the prospectus contained in the registration statement as originally filed on September 22, 2014.

On behalf of the Company, this letter shall serve to respond to comments of the staff relayed to us by telephone on or about October 7, 2014.

The following narrative responds to each comment relayed by the staff.

Cover page or Summary of the prospectus

Please include on the Cover of the prospectus or the Summary thereof the information regarding the length of the offering, as currently contained in the Plan of Distribution.

1.  Comment complied with.  The Cover of the prospectus has been revised to include the length of the offering as originally included in the Plan of Distribution.

With the changes included in the Amendment, the Company believes that the registration statement is complete and accurate and requests that the staff consent to the filing thereof.  Further, to accommodate the Company’s desire that the registration be declared effective prior to the necessity of filing updated financial statements, the Company requests that the staff contact it as soon as practical with any additional comments.

Please direct any questions regarding the Company’s response or the registration statement to me at (303) 837-6325 or dbabiarz@duffordbrown.com.

Sincerely,

DUFFORD & BROWN, P.C.

/S/ David J. Babiarz

David J. Babiarz

DJB:kac
cc:        Stephen J. Foley, PetroShare Corp.
Edward Schenkein, CPA, StarkSchenkein LLP
Paul Maniscalco, SJM Accounting, Inc.